Oranta Insurance, Russia Goes Live with
Sapiens IDIT Non-Life Policy Administration

This project is part of a global engagement to deploy Sapiens IDIT Software Suite across the Achmea B.V Insurance Group

Rehovot, Israel May 31 2012 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announces today the successful go-live of Sapiens IDIT at Oranta Insurance, a member of the Pan-European insurance group Achmea B.V.

The new software platform is part of a comprehensive business process re-engineering that Oranta Insurance conducts to allow regional offices concentrate solely on servicing customers, whilst the back office procedures are centralized. The new web-based Policy Administration solution enables fast deployment of insurance products, backed by a customer-centric management system.

Piotr Kowalczewski, President of Oranta Insurance commented: “This is just one part of our strategy to modernize Oranta Insurance business and deliver International levels of customer services. With IDIT we have found an end-to-end IT solution which really fortifies our ability to respond to market, allowing us to effectively centralize our back-office operations, and present us with potential cost benefits for our future development and growth. Modernizing any business is a challenge but it is a necessity in order to build the platform to become a significant player in the market.”

Ruud Gruson, Program Manager at Achmea B.V Division International added: "The most important success factor of IDIT Software Suite is the comprehensiveness of the solution. We enjoy rich functionality, backed by a state-of-the-art web-enabled SOA platform, which enables us an easy opening up of any distribution channel for selling our insurance products.”

“We are very encouraged by the successful implementation of Sapiens IDIT at Oranta Insurance.” said Roni Al-Dor, President and CEO of Sapiens International. “We experience a growing interest in our insurance software solutions, and the deployment by Oranta Insurance is a cornerstone for our Russian market.”

“Oranta can now realize the benefits of a comprehensive policy processing platform, coupled with proven customer-centric management system, yielding extended value from their investment.” Said Yoel Amir, President, Non-Life and General Insurance at Sapiens. “This deployment follows the successful implementation of IDIT in Interamerican Bulgaria, and we look forward to continue helping Achmea B.V Division International to increase their competitive advantage in this dynamic marketplace.”

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About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We offer core, end-to-end solutions for the general insurance, property, casualty, life, pension and retirement markets. We have a track record of more than 30 years in delivering superior software solutions to more than 100 financial services organizations, including insurance, retirement, and mortgage providers. Our team of more than 700 insurance and technology experts operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

e-Mail: osnat.se@sapiens.com